Exhibit 99.1

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

TEVA REPORTS FIRST QUARTER 2009 RESULTS

-- Strong Non-GAAP Earnings; Significant Progress with Barr Integration

Jerusalem, Israel, May 5, 2009 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended March 31, 2009.

First Quarter Highlights:

•	Net sales of $3.15 billion, up 22% compared to the first quarter of 2008. The appreciation of the U.S. Dollar adversely affected sales by $200 million with no impact on operating income.

•	Non-GAAP net income of $634 million, up 4% compared with the first quarter of 2008. GAAP net income totaled $451 million.

•	Non-GAAP EPS of $0.71, down 4% compared with the first quarter of 2008, due to higher financial expenses, tax rate and share count resulting from the Barr acquisition. GAAP diluted EPS totaled $0.51.

•	Non-GAAP operating income of $826 million, up 14% compared to the first quarter of 2008. GAAP operating income totaled $538 million.

•	Record global in-market sales of Copaxone® of $621 million, up 15% compared to the first quarter of 2008. Copaxone® continues to be the leading MS therapy in the U.S. and globally.

•	Cash flow from operations of $733 million.

•	Barr results included for the first time. Significant progress in the Barr integration.

“The year is off to a very strong start for Teva in terms of both financial results and strategic accomplishments, as we delivered growth throughout our various businesses and geographies.  It was an outstanding quarter for our innovative and branded businesses, with record-breaking sales of Copaxone®--the global leader among treatments for MS--and excellent sales of our respiratory products and products from Barr’s Women’s Health franchise,” commented Shlomo Yanai, Teva’s President and Chief Executive Officer. “The Barr integration is proceeding ahead of schedule, and we now believe that we will derive even more value from this acquisition than we originally expected."

Mr. Yanai continued: “Teva's strong performance in the first quarter, despite the foreign exchange effect on our top line, makes us very optimistic about the remainder of 2009.”

Net sales for the quarter increased 22% to $3,147 million, compared to $2,572 million in the first quarter of 2008.  The acquisition of Barr contributed to the growth in sales in all of Teva's geographies, particularly in the U.S., Russia, Poland, Germany, and Croatia.

Non-GAAP net income for the first quarter of 2009 totaled $634 million, an increase of 4%, while non-GAAP diluted earnings per share was $0.71, a decrease of 4% compared to the comparable quarter in 2008.  On a U.S. GAAP basis, net income for the first quarter totaled $451 million compared with $139 million in the first quarter of 2008, while diluted earnings per share was $0.51, compared with $0.18 in the first quarter of 2008.

Non-GAAP net income and non-GAAP EPS for the first quarter of 2009 are adjusted to exclude the following items (net of a related tax benefit of $105 million) related primarily to the acquisition of Barr:
•	Inventory step up totaling $220 million;
•	Amortization of purchased intangible assets of $54 million; and
•	Restructuring and impairment charges totaling $14 million.

Non-GAAP operating income (which excludes inventory step up, amortization of purchased intangible assets and restructuring and impairment charges as detailed above) increased 14% to $826 million, compared with the first quarter of 2008.  On a U.S. GAAP basis, operating income totaled $538 million, up 81% compared with the first quarter last year.

Teva believes that excluding these items facilitates investors’ understanding of the trends in the Company’s underlying business.  In the first quarter of 2008, non-GAAP net income and non-GAAP EPS excluded acquisition of R&D in process in connection with the acquisition of CoGenesys Inc., amortization of purchased intangible assets, impairment of financial assets and a related tax effect.  See the attached table for a reconciliation of U.S. GAAP reported results to adjusted non-GAAP figures.

Exchange rate differences negatively impacted sales in the first quarter of 2009 by approximately $200 million, or 8%, as compared to the first quarter of 2008.  The negative impact on sales resulted primarily from the strengthening of the U.S. Dollar relative to most other currencies, primarily the Euro, the British Pound, the Hungarian Forint, the Canadian Dollar and the Russian Ruble in the first quarter of 2009 compared with the comparable quarter in 2008. Operating income, on the other hand, was not impacted by foreign currency differences.

Pharmaceutical sales in North America (including Copaxone®) for the first quarter reached $1,861 million, accounting for 62% of total pharmaceutical sales and representing an increase of 36% compared with the first quarter of last year.  Quarterly sales benefited from the launch of generic Solodyn® (minocycline) in the quarter, as well as continued strong sales of generic Lotrel® (amlodipine benazapril), Yasmin® (drospirenone and ethinyl estradiol), Protonix® (pantoprazole) and Duragesic® (fentanyl citrate) launched in previous quarters and strong sales of ProAir™.  The quarter's sales also reflected both strong sales of Copaxone® and the fact that following the termination of the distribution agreement with sanofi-aventis in North America as of March 31, 2008, Teva records 100% of the sales of Copaxone® in North America.

As of April 27, 2009, Teva had 197 product applications awaiting final FDA approval, including 40 tentative approvals. Collectively, the brand products covered by these applications had annual U.S. sales of over $109 billion. Of these applications, 134 were “Paragraph IV” applications challenging patents of branded products. Teva believes it is the first to file on 84 of the 134 applications, relating to products with annual U.S. branded sales exceeding $53 billion.

Pharmaceutical sales in Europe (including Copaxone®) in the first quarter of 2009 totaled $692 million, accounting for 23% of total pharmaceutical sales and representing an increase of 4% compared with the first quarter of 2008.  In local currencies, sales in Europe grew 24%.  The increase in sales was attributable to strong generic sales in Spain, Poland and Germany, which were partially offset by significant declines in the value of the major European currencies against the U.S. Dollar.

Since the beginning of 2009, Teva received 283 generic approvals in Europe relating to 81 compounds in 153 formulations. In addition, as of March 31, 2009, Teva had approximately 3,447 marketing authorization applications pending approval in 30 European countries, relating to 235 compounds in 477 formulations, including 16 applications pending with the EMEA.

International pharmaceutical sales (including Copaxone®) in the first quarter of 2009 totaled $436 million, accounting for 15% of total pharmaceutical sales and representing an increase of 14% compared to the first quarter of 2008.  In local currencies, international sales grew 25%.  Growth was driven by increased sales in Russia and Croatia as well as in certain countries in Latin America and in Israel, which were offset by currency effects.  Approximately 6% of Teva’s total pharmaceutical sales were generated in Latin America, while Israel and the CEE each contributed 4% of total pharmaceutical sales.

Copaxone® continued to lead as the number one MS therapy in the U.S. and globally, with record in-market sales of $621 million in the first quarter of 2009, an increase of 15% over the first quarter of 2008.  In the U.S., in-market sales increased by 38% to reach $430 million compared to the first quarter of 2008.  In-market sales outside the U.S. totaled $191 million, down 17% compared to the first quarter of 2008, despite growth in unit sales.  The decrease resulted primarily from an unfavorable foreign currency effect.  In addition, timing of sales in certain international markets also adversely affected sales outside the U.S.

Global in-market sales of Azilect® reached $55 million in the quarter, a 50% increase over the comparable period in 2008.  In the first quarter of 2009, Azilect® continued to increase its market share in the major European markets and the U.S.

Teva's global respiratory business reached sales of $185 million, up 9% compared to $168 million in the first quarter of 2008.  The increase is attributable primarily to strong ProAir™ sales in the U.S.  Teva’s respiratory sales in the U.S. totaled approximately $107 million.  In the first quarter, Teva maintained its market leadership position with a 59% market share in the SABA (short acting beta agonist) market in the U.S., while the market essentially completed the conversion to HFA propellant-based products.

Teva’s women’s health business, which was acquired as part of the Barr acquisition, reached sales of $97 million, an increase of 39% from $70 million sold by Barr in the comparable quarter in 2008.  The increase in sales was primarily attributed to strong sales of Plan B®.  This sales figure represents women's health products only and is different from the figures previously reported by Barr as its proprietary sales.

API sales to third parties increased 3% in the first quarter totaling $158 million.

Non-GAAP gross profit margin reached 58.4% in the first quarter of 2009, compared to the 54.9% non-GAAP gross profit margin recorded in the comparable quarter of 2008.  The improvement in non-GAAP gross profit margins reflects higher Copaxone® revenues (resulting partially from the termination of the distribution agreement in North America with sanofi-aventis as of March 31, 2008), strong sales of ProAir™ and a better product mix.  GAAP gross profit margin reached 49.9% in the first quarter of 2009, compared with GAAP gross profit of 53.3% in the comparable quarter of 2008 due to the one time inventory step up expense resulting from the Barr acquisition.

Net Research & Development expenditures totaled $219 million, or 7.0% of sales, compared to $179 million recorded in the first quarter of 2008, or 7.0% of sales, representing an increase of 22%.  This higher spending is consistent with the Company's strategic plan to double generic R&D output from its 2007 level by 2012, as well as to expand R&D activity in biogenerics and its innovative business.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets of $8 million) totaled $596 million, or 18.9% of sales, for the first quarter, compared to $345 million, or 13.4% of sales, in the comparable quarter of 2008.  The increase in S&M expenses resulted primarily from the termination of the distribution agreement with sanofi-aventis in North America as of March 31, 2008.  The net impact on S&M from the termination of this agreement totaled $196 million in the quarter.

General and Administrative (G&A) expenditures totaled $196 million, or 6.2% of sales, for the first quarter, compared with $162 million, or 6.3%, in the comparable quarter of 2008.

The tax rate provided for the first quarter of 17% of pre-tax non-GAAP income represents Teva's current estimate of the annual rate of tax for 2009 compared to a rate of 15% for the first quarter of 2008 and 10% of pre-tax non-GAAP income for all of 2008. The increase in tax rate resulted primarily from the consolidation of Barr's results.

Cash flow generated from operating activities during the first quarter of 2009 was $733 million, compared to $746 million in the comparable quarter in 2008.  Free cash flow – excluding net capital expenditures (of $136 million) and dividends (of $127 million) – reached $470 million.  Cash and marketable securities as of March 31, 2009 were $2.5 billion.

Shareholders equity on March 31, 2009 amounted to $16.1 billion.  Net income recorded in the first quarter was offset mainly by dividends paid in the amount of $127 million and a negative adjustment of $620 million recorded in connection with the translation of non U.S. Dollar net assets, resulting in a decrease of $301 million in shareholders equity from December 31, 2008.

For the first quarter of 2009, the share count for the fully diluted earnings per share calculation on a non-GAAP basis was 910 million shares and on a GAAP basis 894 million shares. As of March 31, 2009, Teva's share count going forward for the fully diluted share calculation is estimated at 911 million shares, while the share count for calculating Teva’s market capitalization is approximately 858 million shares.

Dividend

The Board of Directors, at its meeting on May 4, 2009, declared a cash dividend for the first quarter of 2009 of NIS 0.60 (approximately 14.4 cents according to the rate of exchange on May 4, 2009) per share.

The record date will be May 12, 2009, and the payment date will be May 27, 2009.  Tax will be withheld at a rate of 20%.

Conference Call
Teva will host a conference call to discuss the Company’s first quarter results, on Tuesday, May 5, 2009 at 8:30 a.m. ET.  The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com.  Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website.  A replay of the call will also be available until May 12, 2009 at 11:59 ET, by calling 201-612-7415 outside the United States or 877-660-6853 in the United States.  The pass code to access the replay is: Account # 3055 and Conference ID# 320635.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva’s sales are in North America and Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®,  the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, especially Copaxone®, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals, Inc., the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates,  significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks,  and other factors that are discussed in our Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

Consolidated Statements of Income
(Unaudited, U.S Dollars in millions, except earnings per share)

		Three Months Ended
		March 31,
		2009	2008
NET SALES		3,147	2,572
COST OF SALES (a)		1,576	1,200
GROSS PROFIT		1,571	1,372
RESEARCH AND DEVELOPMENT EXPENSES – net		219	179
SELLING AND MARKETING EXPENSES (b)		604	352
GENERAL AND ADMINISTRATIVE EXPENSES		196	162
ACQUISITION OF R&D IN PROCESS		-	382
RESTRUCTURING & IMPAIRMENT CHARGES		14	-
OPERATING INCOME		538	297
FINANCIAL EXPENSES – net		63	66
INCOME BEFORE INCOME TAXES		475	231
PROVISION FOR INCOME TAXES (c)		25	92
		450	139
SHARE IN PROFITS OF ASSOCIATED COMPANIES – net		1	1
MINORITY INTERESTS – net		-	1
NET INCOME		451	139

EARNINGS PER SHARE:	Basic ($)	0.53	0.18
	Diluted ($)	0.51	0.18
WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	857	776
	Diluted	894	817

NON-GAAP NET INCOME:*		634	608

NON-GAAP EARNINGS PER SHARE:*	Basic ($)	0.74	0.78
	Diluted ($)	0.71	0.74

WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	857	776
	Diluted	910	836

* See reconciliation attached

(a) - Cost of Sales includes $46 million and $41 million of amortization of purchased intangible assets and $220 million and $0 of inventory step-up in the three months ended March 31 2009 and 2008, respectively.

 (b) - Selling and Marketing expenses includes $8 million and $7 million of amortization of purchased intangible assets in the three months ended March 31, 2009 and 2008, respectively.

 (c) - Provision for Income Taxes includes $(105) million and $(13) million of related tax effect of non-GAAP charges in the three months ended March 31, 2009 and 2008, respectively

Reconciliation between Reported and Non-GAAP Net Income
(Unaudited, U.S Dollars in millions, except earnings per share)

		Three Months Ended
		March 31,
		2009	2008
REPORTED NET INCOME		451	139
INVENTORY STEP-UP		220	-
ACQUISITION OF R&D IN PROCESS		-	382
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS – UNDER COST OF SALES		46	41
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS – UNDER SELLING AND MARKETING		8	7
RESTRUCTURING & IMPAIRMENT CHARGES		14	-
IMPAIRMENT OF FINANCIAL ASSETS – UNDER FINANCE EXPENSES		-	52
RELATED TAX EFFECT		(105)	(13
NON-GAAP NET INCOME		634	608

DILUTED EARNINGS PER SHARE:	REPORTED ($)	0.51	0.18
	NON-GAAP($)	0.71	0.74

Reconciliation between Reported and Non-GAAP Operating Income

	Three Months Ended
	March 31,
	2009	2008
REPORTED OPERATING INCOME	538	297
INVENTORY STEP-UP	220	-
ACQUISITION OF R&D IN PROCESS	-	382
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS – UNDER COST OF SALES	46	41
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS – UNDER SELLING AND MARKETING	8	7
RESTRUCTURING & IMPAIRMENT CHARGES	14	-
NON-GAAP OPERATING INCOME	826	727

Condensed Balance Sheet
(Unaudited, U.S Dollars in millions)

	March 31,	December 31,
	2009	2008*
ASSETS
CURRENT ASSETS	11,140	11,426
INVESTMENTS & OTHER ASSETS	937	917
FIXED ASSETS – net	3,493	3,699
INTANGIBLE ASSETS – net	4,364	4,581
GOODWILL	12,309	12,297
TOTAL ASSETS	32,243	32,920
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	8,570	8,481
LONG-TERM LIABILITIES	7,536	8,001
SHAREHOLDERS’ EQUITY	16,137	16,438
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	32,243	32,920

* After giving retroactive effect to the adoption of Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)".

Condensed Cash Flow
(Unaudited, U.S Dollars in millions)

	Three Months Ended
	March 31,
	2009	2008
OPERATING ACTIVITIES:
NET INCOME	451	139
ACQUISITION OF R&D IN PROCESS	-	382
OTHER ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED FROM OPERATIONS	282	225
NET CASH PROVIDED BY OPERATING ACTIVITIES	733	746
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(142)	115
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(24)	112
TRANSLATION DIFFERENCE ON CASH BALANCES OF CERTAIN SUBSIDIARIES	(71)	48
NET INCREASEIN CASH AND CASH EQUIVALENTS	496	1,021
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,854	1,488
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,350	2,509

	Three Months Ended
	March 31,		% Change	% of Total
	2009	2008		2009
		(Unaudited, U.S Dollars in millions)
Sales by Geographical Areas
North America	1,925	1,433	34%	61%
Europe*	739	723	2%	24%
International	483	416	16%	15%
Total	3,147	2,572	22%	100%
Sales by Business Segments
Pharmaceutical	2,989	2,419	24%	95%
A.P.I.**	158	153	3%	5%
Total	3,147	2,572	22%	100%
Pharmaceutical Sales
North America	1,861	1,368	36%	62%
Europe*	692	667	4%	23%
International	436	384	14%	15%
Total	2,989	2,419	24%	100%

* Includes EU member states, Switzerland & Norway
** Sales to third parties only